SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.___)*

LCA-Vision Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

501803 30 8
(CUSIP Number)

Eduardo Baviera Sabater
Paseo de la Castellana 20
28046 Madrid, Spain
011-34-91-781-9886

With a copy to:

Jonathan Klein, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2011
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Eduardo Baviera Sabater
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

407,612
	8	Shared Voting Power

	9	Sole Dispositive Power

407,612
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

407,612
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

2.16%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Julio Baviera Sabater
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

397,600
	8	Shared Voting Power

	9	Sole Dispositive Power

397,600
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

397,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

2.11%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Fernando Llovet Osuna
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Spain
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

186,086
	8	Shared Voting Power

	9	Sole Dispositive Power

186,086
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

186,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.99%
14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Inversiones Telesan BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

50,000
	8	Shared Voting Power

	9	Sole Dispositive Power

50,000
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

50,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.27%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Investment Ballo Holding BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

397,600
	8	Shared Voting Power

	9	Sole Dispositive Power

397,600
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

397,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

2.11%
14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 501803 30 8
1	Names of Reporting Persons

Inversiones DARIO 3 BV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power

186,086
	8	Shared Voting Power

	9	Sole Dispositive Power

186,086
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

186,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

0.99%
14	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

The Schedule 13D relating to the Common Stock of LCA-Vision Inc. (the “Company”), filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 7840 Montgomery Road, Cincinnati, Ohio 45236.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of:

(1) Eduardo Baviera Sabater, an individual (“Eduardo”)
(2) Julio Baviera Sabater, an individual (“Julio”)
(3) Fernando Llovet Osuna, an individual (“Fernando”)
(3) Inversiones Telesan BV, a Dutch holding company owned by Eduardo Baviera Sabater (“Telesan”)
(4) Investment Ballo Holding BV, a Dutch holding company owned by Julio Baviera Sabater (“Ballo”)
(5) Inversiones DARIO 3 BV, a Dutch holding company owned by Fernando Llovet Osuna (“Dario”)

This Schedule 13D relates to shares held by Telesan, Ballo, and Dario.

The address and principal place of business of each of Eduardo, Julio, Fernando, Telesan, Ballo, and Dario (the “Reporting Persons”) is Paseo de la Castellana 20, 28046 Madrid, Spain. Eduardo is the CEO and a Director of Clinica Baviera SA, a Spanish medical services company listed on the Madrid stock exchange. Julio is a founder of Clinica Baviera SA and a Director.  Fernando is a founder of Clinica Baviera SA and a Director.

Certain information regarding the Reporting Persons’ directors and executive officers is set forth in Schedules A, B and C hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Schedules A, B and C.

During the last five years, neither the Reporting Persons nor any of the individuals listed in Schedules A,  B or C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds used by Telesan, Ballo, and Dario to purchase the 991,298 shares of Common Stock of the Company was approximately $2,753,299.  The source of the funds was capital contributions by the respective owners of the holding companies and personal funds as applicable.

Item 4. Purpose of Transaction

The acquisition of the Common Stock by the Reporting Persons was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

Although not currently contemplated, it is possible that the Reporting Persons may change their intent regarding their influence on the Company.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each Reporting Person may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but each have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3, Telesan may be deemed to own beneficially 50,000 shares of Common Stock, which represents 0.27% of all outstanding shares of Common Stock.  Eduardo owns 98% of Telesan so he may also be deemed to own such shares.  Eduardo owns directly 357,612 shares of Common Stock, which represents 1.90% of all outstanding shares of Common Stock.  Pursuant to Rule 13d-3, Eduardo may be deemed to own beneficially a total of 407,612 shares of Common Stock, which includes both his direct and indirect holdings, which represents 2.16% of all outstanding shares of Common Stock.  Pursuant to Rule 13d-3, Ballo may be deemed to own beneficially 397,600 shares of Common Stock, which represents 2.11% of all outstanding shares of Common Stock.  Julio owns approximately 80% of Ballo so he may also be deemed to own such shares.  Eduardo owns 0.01% of Ballo. The other 20% of Ballo is evenly owned between his two daughters, Ms. Leticia Baviera Omarrementería (10%) and Ms. Carlota Baviera Omarrementería (10%).  Julio and Eduardo are brothers.  Pursuant to Rule 13d-3, Dario may be deemed to own beneficially 186,086 shares of Common Stock, which represents 0.99% of all outstanding shares of Common Stock.  Fernando owns 100% of Dario so he may also be deemed to own such shares.

(b)           Eduardo individually has the sole power to vote 407,612 shares of Common Stock and dispose of 407,612 shares of Common Stock held directly and by Telesan.  As the 98% owner of Telesan, Eduardo makes all voting and investment decisions regarding investments.  Julio individually has the sole power to vote 397,600 shares of Common Stock and dispose of 397,600 shares of Common Stock held by Ballo.  As the 80% owner of Ballo, Julio makes all voting and investment decisions regarding investments.  Fernando individually has the sole power to vote 186,086 shares of Common Stock and dispose of 186,086 shares of Common Stock held by Dario.  As the 100% owner of Dario, Fernando makes all voting and investment decisions regarding investments.

(c)           The Reporting Persons have effected the following transactions in the shares of the Company’s Common Stock during the past 60 days:

Eduardo made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

Date of the Transaction	Number of Shares	Gross Price per Share
08/11/11	5,600	3.1179
08/12/11	6,000	3.1967
08/15/11	4,600	3.2197
08/16/11	6,000	3.1918
08/17/11	6,000	3.2789
08/18/11	6,000	3.0640
08/19/11	6,000	2.9479
08/19/11	20,000	2.9000

08/22/11	5,600	2.7691
08/22/11	6,212	2.7000
08/23/11	6,000	2.8122
08/23/11	50,000	2.7500
08/24/11	6,000	2.7624
08/24/11	31,000	2.7490
08/25/11	6,000	2.8419
08/25/11	29,768	2.8000
08/26/11	800	2.7849
09/06/11	16,032	2.4000
09/28/11	20,000	2.1548
09/29/11	600	2.1500
09/30/11	7,000	2.2000
10/03/11	7,000	2.1500
10/04/11	20,000	2.0000
10/05/11	30,000	2.1478

Telesan made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

Date of the Transaction	Number of Shares	Gross Price per Share
08/19/11	50,000	2.8

Ballo made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

Date of the Transaction	Number of Shares	Gross Price per Share
08/11/11	5,700	3.1199
08/12/11	6,000	3.1969
08/15/11	4,600	3.2167
08/16/11	6,000	3.1918
08/17/11	6,000	3.2844
08/18/11	6,000	3.0659
08/19/11	6,000	2.9494
08/19/11	20,000	2.9000
08/22/11	5,500	2.7714
08/22/11	5,000	2.7000
08/23/11	6,000	2.8125
08/23/11	50,000	2.7500
08/24/11	6,000	2.7628
08/24/11	32,000	2.7484
08/25/11	6,000	2.8358
08/25/11	26,100	2.8000
08/26/11	800	2.7828
09/21/11	30,000	2.3000
09/22/11	30,000	2.3000

09/28/11	20,000	2.1950
09/29/11	500	2.1500
09/30/11	7,000	2.2000
10/03/11	7,000	2.1500
10/04/11	20,000	2.0000
10/05/11	30,000	2.1478

Dario made the following purchases, through ordinary brokerage transactions, during the past 60 days and did not make any sales:

Date of the Transaction	Number of Shares	Gross Price per Share
08/11/11	3,000	3.1130
08/12/11	3,000	3.1928
08/15/11	3,000	3.2135
08/16/11	3,000	3.2097
08/17/11	3,000	3.3227
08/18/11	3,000	3.1237
08/19/11	3,000	2.9778
08/19/11	10,000	2.9000
08/22/11	3,000	2.8145
08/22/11	11,486	2.7000
08/23/11	3,000	2.8333
08/24/11	3,000	2.7687
08/24/11	15,000	2.7480
08/25/11	1,600	2.8609
08/25/11	15,000	2.8000
09/06/11	10,000	2.4000
09/28/11	10,000	2.1553
09/29/11	600	2.1500
09/30/11	7,000	2.2000
10/03/11	7,000	2.1500
10/04/11	10,000	2.0000
10/05/11	30,000	2.1478

(d)           Not applicable.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of the Reporting Persons, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A, Schedule B, or Schedule C hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option  arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 - Joint Filing Agreement dated as of October 13, 2011 by and among Eduardo Baviera Sabater, Julio Baviera Sabater, Fernando Llovet Osuna, Inversiones Telesan BV, Investment Ballo Holding BV, and Inversiones DARIO 3 BV.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: October 13, 2011

/s/ Eduardo Baviera Sabater
Eduardo Baviera Sabater

/s/ Julio Baviera Sabater
Julio Baviera Sabater

/s/ Fernando Llovet Osuna
Fernando Llovet Osuna

INVERSIONES TELESAN BV

By:	/s/ Eduardo Baviera Sabater
Name: Eduardo Baviera Sabater
Title: Director

INVESTMENT BALLO HOLDING

By:	/s/ Julio Baviera Sabater
Name: Julio Baviera Sabater
Title: Director

INVERSIONES DARIO 3 BV

By:	/s/ Fernando Llovet Osuna
Name: Fernando Llovet Osuna
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF INVERSIONES TELESAN BV

The directors of Inversiones Telesan BV are set forth below. Under Dutch law, the directors of a company also serve as the executive officers. Unless otherwise indicated, each individual’s business address is Paseo de la Castellana 20, 28046 Madrid, Spain.

Directors of Inversiones Telesan BV

Name	Principal Occupation	Citizenship
Eduardo Baviera Sabater	CEO and Director of Clinica Baviera SA	Spain
Marina Diaz-Leante	Manager of Alcala Branch of Clinica Baviera SA	Spain

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF INVESTMENT BALLO HOLDING BV

The directors of Investment Ballo Holding BV are set forth below. Under Dutch law, the directors of a company also serve as the executive officers. Unless otherwise indicated, each individual’s business address is Paseo de la Castellana 20, 28046 Madrid, Spain.

Directors of Investment Ballo Holding BV

Name	Principal Occupation	Citizenship
Eduardo Baviera Sabater	CEO and Director of Clinica Baviera SA	Spain
Julio Baviera Sabater	Director of Clinica Baviera SA	Spain
Leticia Baviera Omarrementería	Marketing Assistant	Spain

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS OF INVERSIONES DARIO 3 BV

The directors of Inversiones DARIO 3 BV are set forth below. Under Dutch law, the directors of a company also serve as the executive officers. Unless otherwise indicated, each individual’s business address is Paseo de la Castellana 20, 28046 Madrid, Spain.

Directors of Inversiones DARIO 3 BV

Name	Principal Occupation	Citizenship
Fernando Llovet Osuna	Director of Clinica Baviera SA	Spain